November 25, 2013

Ms. Alexandra M. Ledbetter
Attorney-Advisor
Perry J. Hindin
Special Counsel
Securities and Exchange Commission

Re:          Assured Pharmacy, Inc.
Schedule TO-I
Filed October 21, 2013
File No. 005-79019

Dear Ms. Ledbetter and Mr. Hindin:

On behalf of Assured Pharmacy, Inc. (the “Company”) we are submitting the following responses to the Securities and Exchange Commission Staff’s letter of October 31, 2013 containing comments regarding the Schedule TO filed on October 21, 2013. The full text of each comment is set forth below and the Company’s response to each directly follows the applicable text. Comments 7 and 8 will be addressed in a follow up response letter as the Company’s auditors are still conducting their financial review. The amended tender offer which shall include additions and revisions addressed in this response letter will be filed with the updated financial information from Comments 7 and 8 upon the completion of auditor review.

Schedule TO

1. Please disclose the information required by Item 13 of Schedule TO. See General Instruction E to Schedule TO.

The Schedule TO does not require the Company include information from Item 13 of Schedule TO because this issuer tender offer is not a “going private transaction” pursuant to 17 CFR § 240.13e-3. The Company is soliciting its debenture holders to exchange their 16% Senior Convertible Debentures and is not soliciting shareholders to tender any of the Company’s equity securities.

Offer to Exchange

Summary of Terms, page 4

2. We note the reference to the subordination agreement “pursuant to which the Company will make no further payments to the debt holders until such time as the redemption of certain Series D Preferred Stock (to be designated) has been made in full[.]” Please reconcile this description with the actual provision in the form of subordination agreement filed as Exhibit (a)(1)(G), which indicates that the New Debentures would be subordinated not only to the Series D Senior Convertible Preferred Stock but all other obligations, liabilities and indebtedness “whether now existing or hereafter arising” between the company and certain unidentified investors.

The Subordination Agreement filed on October 21, 2013 in the Schedule TO states:

. . . the Obligor shall enter into a Securities Purchase Agreement with the investors named therein (the “Investors”), dated as of the date hereof (the “Purchase Agreement”), pursuant to which the Investors may acquire from the Company up to 3,000 shares of the Company’s Series D Senior Convertible Preferred Stock, par value $0.001 per share (the “Shares”) . . . .

The Subordination Agreement uses “Investors” as a defined term and describes only those investors who acquire Series D Senior Convertible Preferred Stock being offered by the Company, and not just any investor in the Company. The Subordination Agreement subordinates the New Debentures to be issued in this Tender Offer Exchange which have a ten percent (10%) interest rate, extend the maturity date on the original debentures for an additional three (3) years, and reduce the conversion price to $0.75 per share to the Investors as it is defined in the recitals.

The following language set forth in the the Subordination Agreement of Schedule TO filed October 21, 2013 is meant to subordinate the New Debentures to the Investors holding shares of Series D Senior Convertible Preferred Stock:

Subordinated Creditor will not ask, demand, sue for, take or receive from the Obligor, by set-off or in any other manner, the whole or any part of any monies which may, now or hereafter be owing by the Obligor, . . .  to Subordinated Creditor . . . unless and until all obligations, liabilities and indebtedness of the Obligor to the Investors, defined above, . . .  shall have been fully paid and satisfied with interest . . . .

Additional language has been added for clarification purposes to the Subordination Agreement which will be filed in the amended tender offer. The addition is italicized and underlined below. The language will be as follows:

Subordination; Subrogation.  Subordinated Creditor will not ask, demand, sue for, take or receive from the Obligor, by set-off or in any other manner, the whole or any part of any monies which may, now or hereafter be owing by the Obligor, or any successor or assign of the Obligor, including, without limitation, a receiver, trustee or debtor in possession (the term “Obligor” hereinafter shall include any such successor or assign of the Obligor) to Subordinated Creditor or be owing by any other person, firm, partnership or corporation to Subordinated Creditor for the benefit of the Obligor (whether such amounts represent principal or interest, or obligations which are due or not due, direct or indirect, absolute or contingent) pursuant to the Debenture, including, without limitation, the taking of any negotiable instruments evidencing such amounts (all such indebtedness, obligations and liabilities, being hereinafter referred to as the “Indebtedness”), unless and until all obligations, liabilities and indebtedness of the Obligor to the Investors holding shares of the Company’s Series D Senior Convertible Preferred Stock (defined above) pursuant to the liquidity provision of the Purchase Agreement, whether now existing or hereafter arising directly between the Obligor and the Investors, shall have been fully paid and satisfied with interest (all such obligations, indebtedness and liabilities of the Obligor to the Initial Investor pursuant to the liquidity provision of the Purchase Agreement, are hereinafter referred to as the “Liabilities”).  Notwithstanding any right of Subordinated Creditor to ask, demand, sue for, take or receive any payment with respect to the Indebtedness, all rights, liens and security interests of Subordinated Creditor, whether now or hereafter arising and howsoever existing, in any assets of the Obligor or any assets securing the Liabilities shall be and hereby are subordinated to the rights and interests of the Investors in those assets; and Subordinated Creditor shall have no right to possession of any such asset or to foreclose upon any such asset, whether by judicial action or otherwise, unless and until all of the Liabilities shall have been fully paid and satisfied.

1, Background and Purpose of the Offer, page 9

3. Please revise to explain more clearly how the proposed transaction with Pinewood Trading Fund, L.P. relates to this exchange offer. For instance, we note that the form of subordination agreement filed as Exhibit (a)(1)(G) indicates that certain unidentified investors are contemplating a $3 million investment that is somehow conditioned on the occurrence of this exchange offer.

The following shall be included in the Offer to Exchange; Background and Purpose of the Offer:

Series D Senior Convertible Preferred Stock
The Company has authorized an offer and sale of up to an aggregate of 3,000 shares of its Series D Senior Convertible Preferred Stock (the “Series D Stock”), par value $0.001 per share, with each Share of Series D Stock to be accompanied by two five-year warrants: a Series A Warrant to purchase 2,000 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”) and a Series B Warrant to purchase 2,000 shares of Common Stock, to the Investors. The shares of Series D Stock are being offered at $1,000 per share for an aggregate purchase price of up to $3,000,000. The Series D Stock is initially being offered to Pinewood Trading Fund, L.P. ("Pinewood") and may be offered to additional investors. Pinewood will be the initial investor (“Initial Investor”), and the purchase of any Series D Stock by any other investors must be approved by the Initial Investor in its sole discretion. The Initial Investor will purchase 200 shares of Series D Stock at a purchase price of $200,000 each month for three months conditioned on the Company’s satisfactory compliance with certain restrictive provisions which include: (i) the holders of unsecured debentures of the Company be solicited to tender their unsecured debentures pursuant to the terms listed in this Offer and (ii) the holders of a majority interest of the Company’s Series A Convertible Preferred Stock, par value $0.001 per share and the holders of a majority interest of the Company’s Series C Convertible Preferred Stock, par value $0.001 per share shall execute and deliver to the Company a Preferred Stock Consent pursuant to which the holders of the Series A Preferred Stock and the Series C Preferred Stock shall (a) waive the anti-dilution adjustments to which the holders of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock may be entitled under the current certificate of designations; (b) waive any potential breach of any representations, warranties, covenants or agreements that restrict the Company’s ability to effect the Transaction, or issue the shares of Common Stock underlying the shares and the warrants; and (c) amend the terms of the certificate of designation which was approved by shareholders on November 18, 2013. The amendment to the certificate of designation was filed with the Certificate of Amendment to the Articles of Incorporation on November 21, 2013 with the Nevada Secretary of State.

The Initial Investor will provide, at is discretion, funding to the Company at $200,000 per month for three months beginning in October, and prior to October, has already provided $400,000 to the Company in exchange for promissory notes. Investors, other than the Initial Investor, have until November 30, 2013 to execute a Securities Purchase Agreement with the Company, with funding to be provided no later than November 30, 2013 subject to extensions mutually agreed upon by the Company and the Initial Investor.

4. Please clarify whether there is any limitation on the availability of Option #1 versus Option #2. For instance, confirm that the company currently has authorized under its articles of incorporation an amount of shares of common stock sufficient to cover the consideration offered in this exchange offer (including the shares of common stock underlying the convertible securities), no matter how many tendering security holders choose each option.

There is no limitation on the availability of Option #1 versus Option #2.  As of November 18, 2013, the Company’s shareholders approved an increase in the authorized shares of common stock to 100,000,000. The 100,000,000 authorized shares is sufficient to cover the conversion of all Series A, B, C, and D Preferred Stock into Common Stock, the exercise of all outstanding warrants and the warrants to be issued, and the consideration to be provided if all tendering security holders choose Option #1.

Additional language will be included in the Schedule TO to advise of such change to the Company’s Amended and Restated Articles of Incorporation. The language shall be as follows:

Articles of Incorporation
The Board of Directors and shareholders have approved an amendment to the Amended and Restated Articles of Incorporation. The amendments to the Articles of Incorporation include: (i) an increase in the number of authorized shares of Common Stock available for issuance from 35,000,000 to 100,000,000; (ii) a designation of a class of preferred stock called the “Series D Preferred Stock”, consisting of 15,000 shares of stock, par value $0.001 per share, with such rights and preferences described in the Certificate of Designation; and (iii) other such amendments and changes that may be found in the Amended and Restated Articles of Incorporation.

In addition, portions of the Schedule TO qualifying the Series D Convertible Preferred Shares with “to be designated” have been removed as the designation received shareholder approval on November 18, 2013 and were filed with the Nevada Secretary of State on November 21, 2013.

6.Extension of the Offer; Termination; Amendment, page 12

5. We note that the company is offering to exchange “certain” of its outstanding 16% Senior Convertible Debentures and may “increase or decrease the number of Eligible Securities eligible to participate in this Offer[.]” Please tell us whether any other debentures or warrants are outstanding. In addition, please confirm that any decrease in the number of Eligible Securities would be done in a manner consistent with Exchange Act Rule 13e-4(f)(8)(i), and advise us as to how this would be accomplished. We also note that, if this disclosure is intended to address circumstances covered by Exchange Act Rule 14e-1(b), that rule addresses the percentage of the class of securities being sought, rather than the number of securities being sought.

The Offer is open to all debenture holders holding 16% Senior Convertible Debentures and common stock purchase warrants issued with the debentures. Every outstanding debenture and warrant from this class may be exchanged through this tender offer pursuant to the terns of this tender offer. The Company has one other debenture, which is a 10% convertible debenture, and various common stock purchase warrants. This other debenture and the other warrants are not part of the same class of securities. The terms of the other debenture and warrants are materially different from the terms of the debentures and warrants of the class being solicited by the Company pursuant to this tender offer. As there are material differences to the terms in the other securities, they are not apart of this offering.

This Offer includes all 16% Senior Convertible Debentures of the same class. The Company does not intend to increase or decrease the number of Eligible Securities pursuant to Exchange Act Rule 13e-4(f)(8)(i). The tender offer will remain open to all debenture holders of the same class of securities subject to this offer. The Offer to Exchange was revised to clarify this. The disclosure is not intended to address circumstances covered by Exchange Act Rule 14e-1(b).

The following language shall be added to the Schedule TO in response to this comment:

If we increase or decrease the percentage of the class of securities being sought or the consideration offered for this Offer at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of a material amendment is first published, sent or given in the manner specified herein, we will extend the Offer until at least the expiration of such ten-business day period. For the purposes of the Offer, a “business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight (Eastern time).

This Offer is open to all security holders of the class of securities subject to this Tender Offer. The company does not intend to increase or decrease the number of Eligible Securities.

10. Description of 16% Senior Convertible Debentures and Warrants ... page 14

Effect of Exchange of Warrants on the Availability of Rule 144, page 15

6. Please revise to disclose the “cashless exercise” provision in each of the New Warrants and explain the applicability of Rule 144 in the event of a cashless exercise.

The requested revisions have been made to the Offer to Exchange of the Schedule TO as follows:

The New Warrants under Option 1 and Option 2 have a cashless feature in which they may be exercised in exchange for securities of the Company rather than through cash as set out in Exhibit (a)(1)(D) and Exhibit (a)(1)(F). The shares of common stock issued upon a cashless exercise of the New Warrant shall be deemed to have been acquired at the time the New Warrant was acquired and could be available for immediate resale under Rule 144 of the Securities Act of 1933 assuming that all requirements of Rule 144 are met and we are current in our reporting obligations under the Securities Exchange Act of 1934 at that time.

11. Information Regarding Assured Pharmacy, page 15

Financial Information, page 15

7. Please revise this section to include all of the information specified in Item 1010(c) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. For guidance, refer to Section I.H, Q & A No. 7, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2011, available on our website.

The requested financial information addressed by this comment is currently being reviewed by the Company’s auditors. Upon completion of the review, the Company will file an amendment to the Schedule TO addressing this Comment.

8. We note the statement in the Schedule TO that the company has not provided pro forma financial information because the company cannot anticipate which option the tendering security holders will choose. Please tell us what consideration you have given to providing pro forma financial information illustrating the effect of the transaction assuming two hypothetical scenarios, one in which tendering security holders choose only Option #1 and the second in which they choose only Option #2.

The requested pro forma information addressed by this Comment is currently being reviewed by the Company’s auditors. Upon completion of the review, the Company will file an amendment to the Schedule TO addressing this Comment.

12. Interests of Directors and Executive Officers; Transactions and Arrangements, page 16

9. Refer to the following sentence on page 16: “To the best of our knowledge, none of our directors or executive officers has engaged in transactions involving the Eligible Securities during the past 60 days.” Please tell us why you need to qualify your disclosure as “to the best of [your] knowledge.” Explain what prevents you from knowing and disclosing this information. Alternatively, please remove the qualification. See the Instructions to Item 1008(b) of Regulation M-A.

The qualification has been removed. The Schedule TO shall be amended as follows:

None of our directors or executive officers have engaged in transactions involving the Eligible Securities during the past 60 days. In addition, we are not and none of our directors or executive officers are a party to any agreement, arrangement or understanding with respect to any of the Eligible Securities (including but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer of any of the Eligible Securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or consents or authorizations relating to the Eligible Securities).

Press Release dated October 21, 2013

10. The safe harbor provisions in the Private Securities Litigation Reform Act of 1995 are, by their terms, not available for statements made in connection with a tender offer. See Securities Act Section 27(A)(b)(2)(C) and Exchange Act Section 21E(b)(2)(C). Please refrain from making further references to the Act or its safe harbor provisions in any future press releases or other communications relating to this offer. For guidance, refer to Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone Interpretations, Third Supplement, July 2001.

The Company acknowledges this Comment and any future statements relating to this offer will not contain references to the Private Securities Litigation Reform Act of 1995.

The Company acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brinen & Associates, LLC, specifically Stephanie Gruenhagen and Joshua Brinen regarding any questions, clarifications or additional information at 212-330-8151 or corporateaction@brinenlaw.com.

Sincerely,

/s/ Brett Cormier
Brett Cormier
Chief Financial Officer